Exhibit 99.1

Seanergy Maritime Reports Financial Results for the Second Quarter and Six Months Ended June 30, 2023 and Declares Dividend of $0.025 Per Share

Highlights
(in million USD, except EPS)	Q2 2023	Q2 2022	6M 2023	6M 2022
Net Revenues	$28.3	$32.8	$46.4	$62.5
Net income / (loss)	$0.7	$5.9	$(3.5)	$9.6
Adjusted net income[1]	$3.4	$7.1	$3.1	$14.8
EBITDA[1]	$12.7	$16.1	$20.9	$29.0
Adjusted EBITDA[1]	$15.7	$17.3	$19.6	$34.2

Earnings / (loss) per share Basic[1,2]	$0.03	$0.34	$(0.20)	$0.56
Earnings / (loss) per share Diluted[1,2]	$0.03	$0.33	$(0.20)	$0.54
Adjusted earnings per share Basic[1,2]	$0.18	$0.41	$0.16	$0.86
Adjusted earnings per share Diluted[1,2]	$0.18	$0.40	$0.16	$0.83

Other Highlights and Developments:

◾	Fleet Time Charter Equivalent (“TCE” 3) overperformance of Baltic Capesize Index (“BCI”) by 20% in 2Q23 & 1H23
◾	Quarterly cash dividend of $0.025 per share for Q2 2023 - total cash dividends of $1.325 per share or $23.9 million declared since March 2022
◾
Stock buyback of $1.6 million, or approximately 2% of its issued and outstanding shares – total repurchases of securities (common shares, convertible notes and warrants) of approximately $39.6 million since November 2021

◾	Agreement to acquire a 2011-built Newcastlemax dry bulk vessel through a 12-month bareboat charter with a purchase option
◾	$53.8 million in refinancings during the second quarter, on improved terms, adding $15.0 million of extra liquidity and removing any loan maturities until Q2 2025

August 2, 2023 – Athens, Greece – Seanergy Maritime Holdings Corp. (“Seanergy” or the “Company”) (NASDAQ: SHIP), announced today its financial results for the second quarter and six months ended June 30, 2023. The Company also declared a quarterly dividend of $0.025 per common share for the second quarter of 2023.

For the quarter ended June 30, 2023, the Company generated Net Revenues of $28.3 million, compared to $32.8 million in the second quarter of 2022. Adjusted EBITDA for the quarter was $15.7 million, compared to $17.3 million for the same period of 2022. Net Income and Adjusted Net Income for the quarter were $0.7 million and $3.4 million, respectively, compared to Net Income of $5.9 million and Adjusted Net Income of $7.1 million in the second quarter of 2022. The daily TCE rate of the fleet for the second quarter of 2023 was $18,708, compared to $23,251 in the same period of 2022.

1 Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA are non-GAAP measures. Please see the reconciliation below of Adjusted earnings / (loss) per share, Adjusted Net Income / (loss), EBITDA and Adjusted EBITDA to net income, the most directly comparable U.S. GAAP measure.
2 All references to number of shares, share prices, warrant prices and “per share” figures in this document are adjusted to reflect the one-for-ten reverse stock split effected on February 16, 2023.
3 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

For the six-month period ended June 30, 2023, the Company generated Net Revenues of $46.4 million, compared to $62.5 million in the same period of 2022. Adjusted EBITDA for the six months was $19.6 million, compared to $34.2 million for the same period of 2022. Net Loss and Adjusted Net Income for the six months were $3.5 million and $3.1 million, respectively, compared to Net Income of $9.6 million and Adjusted Net Income of $14.8 million in the respective period of 2022. The daily TCE4 rate of the fleet for the first six-month period of 2023 was $14,756, compared to $21,207 in the same period of 2022. The average daily OPEX was $6,921 compared to $6,510 of the respective period of 2022.

Cash and cash-equivalents and restricted cash, as of June 30, 2023, stood at $22.5 million. Shareholders’ equity at the end of the second quarter was $220.9 million. Long-term debt (senior loans, a convertible note and other financial liabilities) net of deferred charges stood at $231.4 million, while the book value of the fleet was $422.6 million.

Stamatis Tsantanis, the Company’s Chairman & Chief Executive Officer, stated:

“Despite a challenging and volatile market environment, our financial results for the second quarter of 2023 were profitable. In line with our commitment to providing consistent returns to our shareholders, regardless of prevailing market conditions, we have declared a quarterly dividend of $0.025 per common share, while we also completed $1.6 million in share repurchases at an average price of about $4.35, which is 23% lower than our stock’s current trading price. We remain optimistic that the favorable Capesize market outlook and Seanergy’s positioning within the segment will allow us to continue rewarding our shareholders.

“In terms of our fleet’s commercial performance for this quarter, we accomplished a time charter equivalent rate of $18,700. This figure represents a noteworthy premium of about 20% compared to the $15,600 BCI average during the same period. Our strategic decision to fix approximately 30% of our fleet days at daily levels above $20,000 played a pivotal role in mitigating the volatility of our revenues. Moreover, I firmly believe that the high quality of our fleet will allow Seanergy to consistently earn a premium over the BCI. The recent agreements for two floating rate time charters, both secured at a premium to the index, are a good demonstration of our vessels’ competitiveness and I am confident in the sustainability of our earnings power.

“Moving on to other developments, during the second quarter we agreed to charter-in on a bareboat basis a 2011-built Newcastlemax vessel, for a period of 12 months with delivery to our fleet anticipated by the end of the year. At the maturity of the time charter, Seanergy has the option to purchase the vessel for $20.2 million, bringing the total cash outlay, including the advance payments and bareboat hire payments, to approximately $30.5 million. This represents a very attractive notional acquisition price, while Seanergy will have the opportunity to operate a larger vessel earning the highest premium to the BCI recorded so far on a fleetwide basis. As a result, I believe this to be a very lucrative deal that will yield high returns on capital for the Company.

“With regards to financing transactions, we have entered two sale and leaseback agreements with Japanese counterparties and a new loan with an existing European lender, totaling $53.8 million, to refinance existing indebtedness. The underlying interest cost is lower, partly offsetting the increase in reference rates, while we have added net liquidity of approximately $15 million. Following these transactions, we have addressed all debt maturities until Q2 2025.

“Lastly for a brief market comment, since the beginning of the year we have seen a material increase of more than 7% in ton-mile demand for the major raw materials of iron ore, coal and bauxite. However, the freight market has not performed accordingly. The main reason is the reduced port congestion to historical low levels, which has increased the effective supply of ships. At the same time, the larger ore carriers on the C3 (Brazil-China) route are operating at close to maximum speeds, which also increases the DWT adjusted speed of the fleet and consequently their respective CO2 emissions. We believe that towards the end of the year we will see congestion reaching historical averages in-line with usual seasonal patterns, while beginning in 2024 more stringent regulations and carbon levies will force operators to decrease speeds to eco levels across the board. As these supply factors start normalizing, I would expect to see charter rates that reflect the healthy demand more closely.

“Seanergy is in a favorable position to perform well amidst what we believe is the best Capesize market fundamentals seen over the past three decades and we will continue to be focused on maintaining high shareholder returns and the reduction of our carbon footprint.”

4 TCE rate is a non-GAAP measure. Please see the reconciliation below of TCE rate to net revenues from vessels, the most directly comparable U.S. GAAP measure.

Company Fleet:

Vessel Name	Capacity (DWT)	Year Built	Yard	Scrubber Fitted	Employment Type	FFA conversion option(1)	Minimum T/C expiration	Maximum T/C expiration(2)	Charterer
Fellowship	179,701	2010	Daewoo	-	T/C Index Linked	Yes	06/2024	10/2024	Anglo American
Worldship	181,415	2012	Koyo – Imabari	Yes	T/C Index Linked	Yes	09/2023	01/2024	Cargill
Championship	179,238	2011	Sungdong SB	Yes	T/C Index Linked	Yes	04/2025	11/2025	Cargill
Flagship	176,387	2013	Mitsui	-	T/C Index Linked	Yes	05/2026	07/2026	Cargill
Patriotship	181,709	2010	Imabari	Yes	T/C Index Linked	Yes	11/2023	06/2024	Glencore
Knightship	178,978	2010	Hyundai	Yes	T/C Index Linked	Yes	10/2024	12/2024	Glencore
Premiership	170,024	2010	Sungdong SB	Yes	T/C Index Linked	Yes	04/2024	06/2024	Glencore
Squireship	170,018	2010	Sungdong SB	Yes	T/C Index Linked	Yes	05/2024	07/2024	Glencore
Dukeship	181,453	2010	Sasebo	-	T/C Index Linked	Yes	04/2024	09/2024	NYK
Hellasship	181,325	2012	Imabari	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Honorship	180,242	2010	Imabari	-	T/C Index Linked	Yes	02/2024	07/2024	NYK
Geniuship	170,057	2010	Sungdong SB	-	T/C Index Linked	Yes	04/2024	08/2024	NYK
Friendship	176,952	2009	Namura	-	T/C Index Linked	Yes	12/2023	03/2024	NYK
Paroship	181,415	2012	Koyo -Imabari	Yes	T/C Index Linked	Yes	10/2023	12/2023	Oldendorff
Partnership	179,213	2012	Hyundai	Yes	T/C Index Linked	Yes	09/2024	12/2024	Uniper
Lordship	178,838	2010	Hyundai	Yes	T/C Index Linked	Yes	08/2024	09/2024	Uniper
Cape Eternity tbr Titanship(3) (4)	207,855	2011	NACKS	-	T/C Index Linked	Yes	-	-	-
Total / Average age	3,054,820	12.4 years	-	-	-	-	-	-	-

(1)	The Company has the option to convert the index-linked rate to fixed for periods ranging between 1 and 12 months, based on the prevailing Capesize FFA Rate for the selected period.

(2)	The latest redelivery date does not include any additional optional periods.

(3)
The vessel will be operated by the Company on the basis of a 12-month bareboat charter-in contract with the owners of the vessel, including a purchase option at the end of the bareboat charter in favour of the Company.

(4)	Expected to be delivered to our fleet between August and December 2023.

Fleet Data:

(U.S. Dollars in thousands)
	Q2 2023	Q2 2022	6M 2023	6M 2022
Ownership days (1)	1,456	1,551	2,995	3,081
Operating days (2)	1,443	1,341	2,963	2,823
Fleet utilization (3)	99.1%	86.5%	98.9%	91.6%
TCE rate (4)	$18,708	$23,251	$14,756	$21,207
Daily Vessel Operating Expenses (5)	$6,919	$6,575	$6,921	$6,510

(1)
Ownership days are the total number of calendar days in a period during which the vessels in a fleet have been owned or chartered in. Ownership days are an indicator of the size of the Company’s fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(2)
Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to unforeseen circumstances. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. Operating days include the days that our vessels are in ballast voyages without having finalized agreements for their next employment.

(3)	Fleet utilization is the percentage of time that the vessels are generating revenue and is determined by dividing operating days by ownership days for the relevant period.

(4)
TCE rate is defined as the Company’s net revenue less voyage expenses during a period divided by the number of the Company’s operating days during the period. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions. The Company includes the TCE rate, a non-GAAP measure, as it believes it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, and because it assists the Company’s management in making decisions regarding the deployment and use of our vessels and because the Company believes that it provides useful information to investors regarding our financial performance. The Company’s calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles the Company’s net revenues from vessels to the TCE rate.

(In thousands of U.S. Dollars, except operating days and TCE rate)

	Q2 2023	Q2 2022	6M 2023	6M 2022
Vessel revenue, net	27,646	32,847	45,030	62,513
Less: Voyage expenses	651	1,667	1,308	2,646
Time charter equivalent revenues	26,995	31,180	43,722	59,867
Operating days	1,443	1,341	2,963	2,823

TCE rate	$18,708	$23,251	$14,756	$21,207

(5)
Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses, excluding pre delivery costs, by ownership days for the relevant time periods. The Company’s calculation of daily vessel operating expenses may not be comparable to that reported by other companies. The following table reconciles the Company’s vessel operating expenses to daily vessel operating expenses.

(In thousands of U.S. Dollars, except ownership days and Daily Vessel Operating Expenses)

	Q2 2023	Q2 2022	6M 2023	6M 2022
Vessel operating expenses	10,176	10,529	21,089	20,441
Less: Pre-delivery expenses	102	331	362	384
Vessel operating expenses before pre-delivery expenses	10,074	10,198	20,727	20,057
Ownership days	1,456	1,551	2,995	3,081

Daily Vessel Operating Expenses	$6,919	$6,575	$6,921	$6,510

Net income / (loss) to EBITDA and Adjusted EBITDA Reconciliation:

(In thousands of U.S. Dollars)
	Q2 2023	Q2 2022	6M 2023	6M 2022
Net income / (loss)	678	5,935	(3,507)	9,606
Interest and finance cost, net	4,937	3,168	10,203	6,150
Depreciation and amortization	7,103	7,034	14,180	13,299
Taxes	-	(28)	-	(28)
EBITDA	12,718	16,109	20,876	29,027
Stock based compensation	2,447	1,163	6,127	3,842
Loss on extinguishment of debt	430	6	540	1,285
Loss on forward freight agreements, net	94	36	144	72
Gain on sale of vessels, net	-	-	(8,094)	-
Adjusted EBITDA	15,689	17,314	19,593	34,226

Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") represents the sum of net income / (loss), net interest and finance costs, depreciation and amortization and, if any, income taxes during a period. EBITDA is not a recognized measurement under U.S. GAAP. Adjusted EBITDA represents EBITDA adjusted to exclude stock-based compensation, loss on forward freight agreements, net, loss on extinguishment of debt, and the non-recurring gains on sale of vessel, which the Company believes are not indicative of the ongoing performance of its core operations.

EBITDA and adjusted EBITDA are presented as we believe that these measures are useful to investors as a widely used means of evaluating operating profitability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. EBITDA and adjusted EBITDA as presented here may not be comparable to similarly titled measures presented by other companies. These non-GAAP measures should not be considered in isolation from, as a substitute for, or superior to, financial measures prepared in accordance with U.S. GAAP.

Adjusted Net income Reconciliation and calculation of Adjusted Earnings Per Share

(In thousands of U.S. Dollars, except for share and per share data)

	Q2 2023	Q2 2022	6M 2023	6M 2022
Net income / (loss)	678	5,935	(3,507)	9,606
Stock based compensation	2,447	1,163	6,127	3,842
Loss on extinguishment of debt (non-cash)	190	6	300	1,285
Loss on forward freight agreements, net	94	36	144	72
Adjusted net income	3,409	7,140	3,064	14,805
Adjusted net income – common shareholders	3,357	7,140	2,988	14,805
Adjusted earnings per common share, basic	0.18	0.41	0.16	0.86
Adjusted earnings per common share, diluted	0.18	0.40	0.16	0.83
Weighted average number of common shares outstanding, basic	18,460,963	17,255,924	18,196,521	17,243,721
Weighted average number of common shares outstanding, diluted	18,460,963	17,736,828	18,196,521	17,807,487

To derive Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share, both non-GAAP financial measures, from Net Income/(Loss), we exclude non-cash items, as provided in the table above. We believe that Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on extinguishment of debt and other items which may vary from year to year, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share may not necessarily be comparable to other similarly titled captions of other companies due to differences in methods of calculation.

Interest and Finance Costs to Cash Interest and Finance Costs Reconciliation:

(In thousands of U.S. Dollars)

	Q2 2023	Q2 2022	6M 2023	6M 2022
Interest and finance costs	(5,058)	(3,178)	(10,395)	(6,172)
Add: Interest income	121	10	192	22
Add: Amortization of deferred finance charges and other discounts	450	617	1,474	1,275
Cash interest and finance costs	(4,487)	(2,551)	(8,729)	(4,875)

Third Quarter 2023 TCE Rate Guidance:

As of the date hereof, approximately 53% of the Company fleet’s expected operating days in the third quarter of 2023 have been fixed at an estimated TCE rate of approximately $16.710.Assuming that for the remaining operating days of our index-linked time charters, the respective vessels’ TCE rate will be equal to the average Forward Freight Agreement (“FFA”) rate of $14,930 per day (based on the FFA curve as of July 27, 2023), our estimated TCE rate for the third quarter of 2023 will be approximately $16,1005. The following table provides the breakdown of index-linked charters and fixed-rate charters in the second quarter of 2023:

	Operating Days	TCE
TCE - fixed rate (index-linked conversion)	368	$20,558
TCE - fixed rate	0	N/A
TCE – index-linked	1,104	$14,613
Total / Average	1,472	$16,100

Second Quarter and Recent Developments:

Dividend Distribution for Q1 2023 and Declaration of Q2 2023 Dividend

On July 6, 2023, the Company paid the previously announced quarterly dividend of $0.025 per common share, for the first quarter of 2023, to all shareholders of record as of June 22, 2023.

On August 1, 2023, the Company also declared a cash dividend of $0.025 per common share for the second quarter of 2023 payable on or about October 6, 2023 to all shareholders of record as of September 22, 2023.

Buyback of Common Shares

During the second quarter of 2023, the Company repurchased 362,161 common shares in open market transactions at an average price of $4.35 per share for an aggregate consideration of $1.6 million pursuant to the $5.0 million share repurchase program commenced in October 2021, as extended to date. All the abovementioned shares were cancelled and removed from our share capital as of the date of this release. As of July 31, 2023, the Company has 19,648,956 common shares issued and outstanding.

Vessel Transactions and Commercial Updates

M/V Cape Eternity tbr Titanship - Bareboat Agreement for a Newcastlemax bulk carrier and time charter agreement

On May 9, 2023, the Company entered a 12-month bareboat charter agreement with an unaffiliated third party in Japan for a 2011-built Newcastlemax dry bulk vessel of 207,855 dwt built at Nantong COSCO KHI Ship Engineering Co Ltd (NACKS) which will be renamed Titanship. Pursuant to the terms of the bareboat charter, Seanergy has advanced a down payment of $3.5 million upon signing of the agreement and will pay an additional $3.5 million on delivery of the vessel to the Company, as well as a daily bareboat rate of $9,000 over the charter period. Delivery is estimated to take place between August and December 2023, while at the end of the 12-month bareboat period Seanergy has an option to purchase the vessel for $20.2 million.

Upon delivery, the M/V Titanship will commence a time charter agreement with a European charterer for a period of minimum 11 to about 14 months at a daily charter hire based on a significant premium over the BCI. In addition, the time charter provides the Company with the option to convert the variable charter hire to a fixed rate for a period between 2 and 12 months priced at the prevailing Capesize FFA rate for the selected period.

M/V Championship - New time charter agreement

On April 24, 2023, the M/V Championship commenced employment under a new time charter agreement at an index linked rate, at a premium over the BCI, with the same charterer. The new time charter has a duration of about 24 to about 30 months and a new scrubber profit share scheme has been introduced, with Seanergy receiving the majority of the monetary benefit.

5 This guidance is based on certain assumptions and there can be no assurance that these TCE rate estimates, or projected utilization will be realized. TCE estimates include certain floating (index) to fixed rate conversions concluded in previous periods. For vessels on index-linked T/Cs, the TCE rate realized will vary with the underlying index, and for the purposes of this guidance, the TCE rate assumed for the remaining operating days of the quarter for an index-linked T/C is equal to the average FFA rate of $14,930 based on the curve of July 27, 2023. Spot estimates are provided using the load-to-discharge method of accounting. The rates quoted are for days currently contracted. Increased ballast days at the end of the quarter will reduce the additional revenues that can be booked based on the accounting cut-offs and therefore the resulting TCE rate will be reduced accordingly.

M/V Partnership - Time charter extension

On June 15, 2023, the charterer of the M/V Partnership agreed to exercise the second optional period extending the time charter for a duration of about 11 months to a maximum of 13 months. The extension period will commence after the end of the first optional period which is expected between August and November 2023. For the extended period, the fuel profit share of the Company is increased, while all other terms of the time charter remain the same.

M/V Lordship - Time charter extension

On June 27, 2023, the charterer of the M/V Lordship agreed to extend the time charter agreement in direct continuation from the previous agreement. The new time charter will commence on October 1, 2023 for a duration until August 1, 2024 or September 30, 2024. For the extended period, the fuel profit share of the Company is increased, while all other terms of the time charter remain the same.

Financing Updates

M/V Lordship - Sale & leaseback agreement

On April 24, 2023, the Company entered into a $19.0 million sale and leaseback agreement to partially refinance the loan facility with Alpha Bank, secured by the M/V Lordship, as well as the M/Vs Squireship and Friendship. The M/V Lordship was sold and chartered back on a bareboat basis for a period of 4 years and 5 months. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the bareboat period, Seanergy has the option to repurchase the vessel for $7.8 million. The $19.0 million financing bears interest of 3-month term SOFR plus 3.00% per annum. The new interest rate is 50 bps lower than that of the previous financing, while approximately $6.6 million of additional liquidity was released to the Company through the refinancing. The charterhire principal amortizes over 53 consecutive monthly installments, averaging approximately $0.2 million each.

M/V Championship - Sustainability linked loan facility

On April 18, 2023, the Company amended and restated the loan facility with Danish Ship Finance secured by the M/Vs Fellowship and Premiership to refinance the sale and leaseback agreement for the M/V Championship. The amended and restated facility includes a new tranche of $15.8 million secured by the M/V Championship, while a sustainability adjustment mechanism was introduced in respect of the underlying interest rate of the facility. The new tranche has a five-year term and amortizes over 20 consecutive quarterly payments, averaging approximately $0.6 million per quarter. The interest rate is 2.65% plus 3-month Term SOFR and can fluctuate by 0.05% based on certain emission reduction thresholds.

M/V Knightship Sale & leaseback agreement

On April 6, 2023, the Company sold and chartered back the M/V Knightship on a bareboat basis for a six-year period, refinancing a previous sale and leaseback agreement with AVIC. The Company has continuous options to repurchase the vessel at predetermined prices, following the second anniversary of the bareboat charter. At the end of the six-year bareboat period, the ownership of the vessel will be transferred to Seanergy at no additional cost. The $19.0 million charterhire principal bears interest of 3-month term SOFR plus 2.80% per annum. The new interest rate is 120 bps lower than that of the previous financing, while approximately $8.5 million of additional liquidity was released to the Company through the refinancing. The charterhire principal amortizes over 72 consecutive monthly installments, averaging approximately $0.3 million each.

Conference Call:

The Company’s management will host a conference call to discuss financial results on Wednesday, August 2, 2023 at 10:00 a.m. Eastern Time.

Audio Webcast and Earnings Presentation:

There will be a live, and then archived, webcast of the conference call available and accompanying presentation available through the Company’s website. To access the presentation and listen to the archived audio file, visit our website, following the Webcast & Presentations section under our Investor Relations page. Participants to the live webcast should register on Seanergy’s website approximately 10 minutes prior to the start of the webcast, following this link.

Conference Call Details:

Participants have the option to register for the call using the following link. You can use any number from the list or add your phone number and let the system call you right away.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	June 30, 2023	December 31, 2022*
ASSETS
Cash and cash equivalents and restricted cash	22,452	32,477
Vessels, net and Vessels held for sale	422,611	462,385
Other assets	21,721	18,738
TOTAL ASSETS	466,784	513,600

LIABILITIES AND STOCKHOLDERS’ EQUITY
Long-term debt and other financial liabilities	228,425	244,866
Convertible notes	2,991	10,833
Other liabilities	14,462	36,202
Stockholders’ equity	220,906	221,699
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	466,784	513,600

* Derived from the audited consolidated financial statements as of that date

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Operations
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Three months ended June 30,		Six months ended June 30,
	2023	2022	2023	2022
Vessel revenue, net	27,646	32,847	45,030	62,513
Fees from related parties	682	-	1,324	-
Revenue, net	28,328	32,847	46,354	62,513
Expenses:
Voyage expenses	(651)	(1,667)	(1,308)	(2,646)
Vessel operating expenses	(10,176)	(10,529)	(21,089)	(20,441)
Management fees	(145)	(377)	(374)	(753)
General and administrative expenses	(4,776)	(4,205)	(10,681)	(8,520)
Depreciation and amortization	(7,103)	(7,034)	(14,180)	(13,299)
Loss on forward freight agreements, net	(94)	(36)	(144)	(72)
Gain on sale of vessels, net	-	-	8,094	-
Operating income	5,383	8,999	6,672	16,782
Other income / (expenses):
Interest and finance costs	(5,058)	(3,178)	(10,395)	(6,172)
Loss on extinguishment of debt	(430)	(6)	(540)	(1,285)
Interest and other income	806	15	882	159
Other, net	(23)	105	(126)	122
Total other expenses, net:	(4,705)	(3,064)	(10,179)	(7,176)
Net income / (loss)	678	5,935	(3,507)	9,606
Net income / (loss) attributable to common shareholders	626	5,935	(3,583)	9,606

Net income / (loss) per common share, basic	0.03	0.34	(0.20)	0.56
Net income / (loss) per common share, diluted	0.03	0.33	(0.20)	0.54
Weighted average number of common shares outstanding, basic	18,460,963	17,255,924	18,196,521	17,243,721
Weighted average number of common shares outstanding, diluted	18,460,963	17,736,828	18,196,521	17,807,487

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Cash Flow Data
 (In thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

	Six months ended June 30,
	2023	2022
Net cash provided by operating activities	1,604	18,939

Proceeds from sale of assets	23,910	-
Vessels acquisitions and improvements	(134)	(37,246)
Term deposits	-	1,500
Finance lease prepayment	(3,500)
Deposits assets, non-current	1,325	-
Other fixed assets, net	(176)	(69)
Net cash provided by / (used in) investing activities	21,425	(35,815)

Proceeds from long-term debt and other financial liabilities	53,750	80,300
Repayments of long-term debt and other financial liabilities	(70,868)	(47,910)
Repayments of convertible notes	(8,000)	(10,000)
Payments of financing and stock issuance costs	(1,282)	(937)
Payments for repurchase of common stock	(1,583)	-
Dividend payments	(5,048)	(8,916)
Payments for fractional shares of reverse stock split	(23)	-
Proceeds from issuance of common stock and warrants, net of underwriters fees and commissions	-	70
Net cash (used in) / provided by financing activities	(33,054)	12,607

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid during the period for interest	8,899	4,798

Noncash investing activities
Vessels acquisitions and improvements	-	3,518

Noncash financing activities
Dividends declared but not paid	491	4,460

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is the only pure-play Capesize ship-owner publicly listed in the U.S. Seanergy provides marine dry bulk transportation services through a modern fleet of Capesize vessels. The Company’s operating fleet consists of 16 Capesize vessels with an average age of approximately 12.4 years and an aggregate cargo carrying capacity of approximately 2,846,965 dwt. Upon delivery of the M/V Titanship, the Company's operating fleet will consist of 17 vessels (1 Newcastlemax and 16 Capesize), with an aggregate cargo carrying capacity of 3,054,820 dwt.

The Company is incorporated in the Marshall Islands and has executive offices in Glyfada, Greece. The Company's common shares trade on the Nasdaq Capital Market under the symbol “SHIP”.

Please visit our Company website at: www.seanergymaritime.com.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events. Words such as "may", "should", "expects", "intends", "plans", "believes", "anticipates", "hopes", "estimates" and variations of such words and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the Company's operating or financial results; the Company's liquidity, including its ability to service its indebtedness; competitive factors in the market in which the Company operates; shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand; future, pending or recent acquisitions and dispositions, business strategy, areas of possible expansion or contraction, and expected capital spending or operating expenses; risks associated with operations outside the United States; broader market impacts arising from war (or threatened war) or international hostilities, such as between Russia and Ukraine; risks associated with the length and severity of pandemics (including COVID-19), including effects on demand for dry bulk products and the transportation thereof; and other factors listed from time to time in the Company's filings with the SEC, including its most recent annual report on Form 20-F. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. Except to the extent required by law, the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Seanergy Investor Relations
Tel: +30 213 0181 522
E-mail: ir@seanergy.gr

Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1540
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com